UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2005

Commission File No. 0-51019

ACCELRATE POWER SYSTEMS INC.

Registrant's Name

#1370, 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated April 7, 2005

99.2

News Release dated April 12, 2005

99.3

News Release dated April 14, 2005

99.4

News Release dated April 19, 2005

99.5

News Release dated April 22, 2005

#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCELRATE POWER SYSTEMS INC.

(Registrant)

By

/s/ Reimar Koch

Reimar Koch,

President

Date     May 24th, 2005

#

Exhibit 99.1

ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:

 (604) 688-8656

Facsimile:

 (604) 688-8654

NEWS RELEASE

APS-32

April 7, 2005

TSX Venture Exchange Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

ACCELRATE AND HAWKER POWERSOURCE SOLIDIFY

EXCLUSIVE U.S. LICENSE AGREEMENT

Vancouver, BC – April. 7, 2005 – AccelRate Power Systems announced today that it has signed an exclusive License Agreement with Hawker Powersource Inc. for the manufacturing and marketing of battery chargers incorporating AccelRate’s patented technology throughout North America.

Under this agreement, Hawker will manufacture a private label line of chargers for AccelRate, to be sold through aftermarket distributors to the vast motorized materials handling industry. The Hawker brand name of industrial batteries is the largest in the world.

In addition, Hawker Powersource will also have, for a period of five years, an exclusive license to manufacture and sell battery chargers incorporating AccelRate’s technology throughout North America.

“We are very pleased to be working with Hawker Powersource to build a market for our revolutionary battery charger in North America through the license of our technology and Hawker’s manufacturing of a private-label series of products, incorporating AccelRate’s technology, for the aftermarket segment,” said AccelRate president, Reimar Koch. “The profitable aftermarket business, which represents 60% of our total motive power market, will be accessed through the impending appointment of dealers and distributors to target current users of forklift trucks and other electric powered industrial vehicles throughout North America. This will not only allow us to earn royalties, but also earn additional margin on the products. This will enable a higher return to shareholders and pave the way to future world-wide licensing agreements.”

AccelRate’s unique technology charges all batteries chemistries and sizes in 80% less time than conventional chargers, resulting in significant savings in time, space, energy and capital costs, as well as optimizing battery life.

The AccelRate technology was developed by Vladimir Petrovic, a former director of Belgrade’s Institute Mihailo Pupin. More than ten years of development have been invested in the commercialization of the technology which is aimed at the billion-dollar-plus annual battery recharging market.

Hawker Powersource (www.hawkerpowersource.com) is an EnerSys Company. EnerSys has 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Shares of EnerSys, symbol ENS, trade on the New York Stock Exchange.

AccelRate Power Systems is headquartered in Vancouver, BC with its laboratories in neighbouring Burnaby, BC. Shares of AccelRate trade on the TSX Venture Exchange, symbol APS, and on the Frankfurt Exchange (DAX), symbol KCG.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Ray D. Torresan

(604) 688-8656

Reimar Koch

(604) 688-8656

Debby Harris

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#

Exhibit 99.2

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:

(604) 688-8656

Facsimile:

(604) 688-8654

NEWS RELEASE

APS – 33

April 12, 2005

TSX Venture Exchange Symbol: APS

FOR IMMEDIATE RELEASE

DAX (Germany) Symbol: KCG

GRANTING OF STOCK OPTIONS

Vancouver, BC – April 12, 2005 – AccelRate Power Systems Inc. announced today that pursuant to its 2004 Stock Option Plan, AccelRate has granted stock options to purchase up to an aggregate of 967,500 common shares in the capital stock of AccelRate at any time until April 11, 2007, at an exercise price of $1.50 per share.

The stock options and any shares acquired upon exercise of the stock options shall be subject to the required four month hold period pursuant to the policies of the TSX Venture Exchange.

Shares of AccelRate, symbol APS, trade on the TSX-Venture Exchange, and on the Frankfurt Exchange, symbol KCG.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Ray D. Torresan

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Emai:  info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.3

ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:

 (604) 688-8656

Facsimile:

 (604) 688-8654

NEWS RELEASE

APS-34

April 14, 2005

TSX Venture Exchange Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

AccelRate Introduces Revolutionary

2 Hour Smart Battery Charger Product Line

Product Adoption Will Allow Motive Industry To Maximize ROI

Vancouver, B.C, April 14, 2005 – AccelRate Power Systems announced today the introduction of its private label line of rapid battery chargers. This is pursuant to AccelRate’s recent announcement regarding its signing of a license agreement with Hawker Powersource Inc. (www.hawkerpowersource.com) for the manufacturing and marketing of chargers incorporating AccelRate’s proprietary technology.

The materials handling industry and other motive markets will no longer be impacted by shortened battery life, reduced battery performance, or the loss of valuable production time waiting for battery-operated equipment to charge during daily work shifts.

AccelRate’s revolutionary new line of chargers offers numerous advantages over the most advanced battery charger technologies. Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (IGBT) high-frequency power electronics technology incorporated in AccelRate’s product line allows for a compact and lightweight wall-mountable charger.

“The AccelRate® Smart Charger products are ideal for forklift operations that want to increase their return on investment and reduce their energy costs,” said Pierre Gadbois, Vice President Motive Power for AccelRate Power Systems. “The benefits are obvious. Designed to recharge any fully discharged lead-acid battery to a full state of charge within two hours, the AccelRate charger is engineered to provide the maximum in charging performance. These chargers, unlike other technologies, provide a full charge five times faster than competitors, and this, without requiring any battery modifications. In addition, one AccelRate charger can easily replace five conventional units while offering to the end-user 97% energy efficiency. This will result in substantial space and energy cost savings.”

The initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries. End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

“We see AccelRate’s premier line of battery chargers as the pre-eminent approach to providing the most efficient and capable device for the materials handling industry,” said Reimar Koch, President and CEO of AccelRate Power Systems. “We are confident AccelRate’s products will become known as preferred technology available in the industry.”

AccelRate Smart Charger Features

•

Capable of returning a discharged lead-acid battery to a full state of charge in two hours – this is five times faster than conventional technology.

•

Suited to “top up anytime” opportunity charging.

•

High-energy efficiency (97%) due to use of using IGBT high-frequency power electronics technology.

•

Works will all lead-acid battery chemistries.

•

Works with all battery inventories, regardless of age.

•

No modifications required to batteries.

•

Can adapt automatically to a multitude of voltages and capacities

•

Extends battery life by maintaining access to the battery’s active material and sustaining a safe temperature.

•

Eliminates battery overheating and prolong life by preventing degradation. Also, a much shorter “cool down” period is required.

•

Wall-mountable - compact and lightweight.

AccelRate’s superior battery charging technology can function effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use

Distribution and Pricing

AccelRate will identify, in the very near future, its initial U.S. distributor and pricing for AccelRate’s rapid charger product line. For information on how to become an AccelRate charger dealer, contact Pierre Gadbois, Vice President Motive Power, AccelRate Power Systems, at pierre@accelrate.com or by phone at 604.688.8656.

Specification Sheets

To download details of AccelRate’s rapid charger products, please visit the Product section of our website at www.accelrate.com.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

For more information, please contact Debby Harris, Vice President, Corporate and Market Development, AccelRate Power Systems. Tel 604.688.8656; Web site: www.accelrate.com.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Debby Harris

(604) 688-8656

Reimar Koch

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.4

ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1

Telephone:

 (604) 688-8656

Facsimile:

 (604) 688-8654

Website: www.accelrate.com

NEWS RELEASE

APS-35

April 19, 2005

TSX Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

AccelRate Appoints Initial Distributor for Materials Handling Industry Sales

Vancouver, B.C, April 18, 2005 – AccelRate Power Systems announced today the appointment of Papé Material Handling (Papé) for the sales and distribution of AccelRate’s private label line of rapid battery chargers. This follows the signing of a license agreement with Hawker Powersource, announced on April 7, 2005, as the manufacturer of AccelRate battery chargers for motive applications.

Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell AccelRate’s patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada. Products incorporating AccelRate’s technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

“Following the signing of our agreement earlier this month with Hawker Powersource to manufacture of a private-label series of products incorporating AccelRate’s best-in-class charger technology, we are now focused on signing distributor relationships to access multiple markets throughout North America and beyond,” stated Pierre Gadbois, Vice President Motive Power for AccelRate Power Systems. “With Papé as our initial distributor, we are now in a position to provide advanced charging technology, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.”

Reimar Koch, President and Chief Executive Officer for AccelRate Power Systems adds, “This vital phase of launching AccelRate products through market leaders activates the process of building AccelRate’s brand, optimizing distribution channels, satisfying customer demands, and further building shareholder value.”

AccelRate’s superior battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Papé Material Handling (www.papemh.com) is a Papé Company, and is headquartered in Eugene, Oregon. Papé Materials Handling is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Debby Harris

(604) 688-8656

Reimar Koch

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.5

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:

(604) 688-8656

Facsimile:

(604) 688-8654

Website:  www.accelrate.com

NEWS RELEASE

APS –  36

    April 22, 2005

   TSX Symbol: APS

FOR IMMEDIATE RELEASE

            DAX (Germany) Symbol: KCG

AccelRate Files Claim Against Ferro Magnetics

Vancouver, B.C, April 22, 2005 – From 2002 to 2004 AccelRate Power Systems and Ferro Magnetics (“FM”) worked towards forming a strategic alliance. In December 2004 AccelRate terminated those efforts with FM as AccelRate was not deriving value from it.  FM asserts that it has a non-exclusive license and a supply agreement with AccelRate.  AccelRate denies that and, to remove any doubt, has filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with AccelRate’s position that FM has no rights, contractual or otherwise, to use the AccelRate technology and no contract with AccelRate.

AccelRate’s proprietary battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

In April 2005, AccelRate signed an exclusive license agreement with Hawker Powersource Inc. for the manufacturing and marketing of battery chargers incorporating AccelRate’s patented technology throughout North America. The Hawker brand name of industrial batteries is the largest in the world.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.